Exhibit 99.72

QUALIFICATION CERTIFICATE

The undersigned, Alasdair Federico, the General Counsel and Corporate Secretary of Lake Shore Gold Corp. (the “Issuer”) hereby certifies on behalf of the Issuer in connection with the filing of the preliminary short form prospectus of the Issuer dated August 24, 2010 (the “Prospectus”) pursuant to Section 2.2 of National Instrument 44-101, that:

(a)                     the Issuer is an electronic filer under National Instrument 13-101;

(b)                    the Issuer is a reporting issuer in at least one jurisdiction of Canada;

(c)                     the Issuer has filed with the securities regulatory authority in each jurisdiction in which it is a reporting issuer all periodic and timely disclosure documents that it is required to have filed in that jurisdiction

(i)                       under applicable securities legislation,

(ii)                    pursuant to an order issued by the securities regulatory authority, or

(iii)                 pursuant to an undertaking to the securities regulatory authority;

(d)                    the Issuer has, in at least one jurisdiction in which it is a reporting issuer,

(i)                       current annual financial statements, and

(ii)                    a current AIF (as that term is more specifically defined under National Instrument 44-101);

(e)                     the Issuer’s equity securities are listed and posted for trading on a short form eligible exchange and the Issuer is not an issuer

(i)                       whose operations have ceased, or

(ii)                    whose principal asset is cash, cash equivalents, or its exchange listing and also certifies that all of the material incorporated by reference in the preliminary short form prospectus and not previously filed is being filed with the preliminary short form prospectus.

Dated this 24th day of August, 2010.

LAKE SHORE GOLD CORP.

Per:	“Alasdair Federico”
Alasdair Federico
General Counsel and Corporate Secretary